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                           May 27, 2021

       Vuong Trieu, Ph.D.
       Chief Executive Officer
       Oncotelic Therapeutics, Inc.
       29397 Agoura Road, Suite 107
       Agoura Hills, CA 91301

                                                        Re: Oncotelic
Therapeutics, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 24, 2021
                                                            File No. 333-256448

       Dear Dr. Trieu:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Dillon
Hagius at 202-551-7967 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Jay K. Yamamoto